March 15, 2016

Christopher Alderson
Old Enton
Water Lane
Enton
Surrey
GU8 5A

Dear Chris,

Further to our recent conversations, I am pleased to confirm the below updated details of your employment as Head of International Equity with T. Rowe Price International Limited (TRPIL) (“the Company”), a wholly owned subsidiary of T. Rowe Price Group (TRPG). You have been appointed Vice President of TRPIL as well as Vice President of Group, in addition to a number of other officer titles and directorships which may vary slightly from time to time. Your continuous service date is 16th September 1985.

1)	Your employment is subject to you having the continued right to live and work in the UK.

2)
Your job title is Head of International Equity and you report to Bill Stromberg. Bill will be your line manager for the purposes of the Associate Handbook. Although this will be the post you initially take up, the Company may transfer you to another similar position or to another department.

3)
Your salary is £225,000 per annum, accruing on a daily basis. Salaries are paid monthly on or about the 25th of each month directly into your bank account as set out in the Associate Handbook. Salaries are subject to annual review (but without commitment to increase) based on performance.

4)
The Company reserves the right to recover from your salary payments any overpayments made to you and to recover from your final salary payment an amount equal to any sums you owe to the Company. If you are a US taxpayer, no offset will be made against any amount that constitutes deferred compensation within the meaning of US Tax Code section 409A earlier than the date such amount is otherwise due to be paid to you.

5)
You may be eligible to participate in the annual discretionary performance bonus program in accordance with the rules of that program. Bonuses are paid at the discretion of the Company. Any bonus is paid based upon the performance of the Company and your achievement of performance objectives determined between you and your manager. A bonus will only be awarded if you continue to be in employment at the time of payment.

6)
You may be eligible to participate in our equity incentive program subject to the terms of that program. Equity awards are made at the discretion of the Company and generally are made two times per year. You will be eligible to participate in future equity programs in the Company’s discretion. Equity awards under any future programs will be subject to such vesting and other terms and conditions as the Company, at its discretion, may establish.

7)
The office is open for business at all times. The core hours applicable to your employment will be 9:00 a.m. to 5:00 p.m., as required by the Company with a break of one hour for lunch. However, you will be required to devote sufficient time to your duties to enable you properly to perform these and this may necessitate you working outside your normal hours if required to do so. If you do work additional hours and you have not agreed to opt out of the Working Time Regulations 1998 (“the Regulations”) you must keep a record of them and advise Human Resources of them so that the Company can comply with its obligations under the Regulations.

a)
You agree that your working time, including overtime (whether or not paid), in any reference period may exceed 48 hours in any seven day period and that the limit specified in Regulation 4(1) of the Regulations shall not apply to your employment by us. You must give the Company not less than 12 weeks’ written notice if you wish to withdraw your agreement. If you do not agree to opting-out of the Regulations please delete this paragraph before counter-signing this letter.

b)	Further details on the Working Times Regulations are set out in the Staff Handbook.

c)
Any failure to comply with the Company’s record keeping requirements on working time set out in the Associate Handbook will be a disciplinary offence and dealt with under the Company’s disciplinary procedures.

8)
During your employment with the Company you must not without the prior consent in writing of the Ethics Committee directly or indirectly be employed or otherwise engaged in any other business, trade or profession.

9)
Your annual holiday entitlement is 30 working days in addition to English Public and Bank Holidays. The holiday year runs from 1st January to 31st December. Joiners and leavers during the year are entitled to a proportionate number of days. Further details are set out in the Associate Handbook.

10)
Subject to clause 11 and the summary termination provisions in the Associate Handbook, you may terminate your employment hereunder by giving to the Company not less than three months’ written notice. The Company may terminate your employment by giving you three months’ notice in writing. If, in order to avoid the imposition of additional taxes or penalties against you under US tax laws, US Tax Code section 409A(a)(2)(B)(i) requires a six-month delay before the payment of any amount that becomes due on account of your separation from service, T. Rowe Price will withhold such payment until the first day of the seventh month after the date that you separate from service. This provision may apply to you if you are a US taxpayer. You must notify T. Rowe Price Human Resources in writing if you are currently, or if during your employment become, a US taxpayer. T. Rowe Price will not be responsible for any additional taxes or penalties imposed under US Tax Code section 409A if you fail to notify T. Rowe Price in writing of your status as a US taxpayer before your separation from service occurs.

11)
The Company reserves the right to make a payment of salary in lieu of any period of notice given by you or the Company. Any payment in lieu of notice will be calculated on the basis of your base salary only at the time your employment ends and will be paid during the notice period in accordance with the regular payroll schedule in effect at that time.

12)
If you have been absent from work due to illness for more than 90 days during any period of twelve consecutive months the Company may terminate your employment with one month’s notice. The validity of the notice shall be dependent on it being given immediately after the expiry of the ninety days of illness and while you are still ill, but its validity shall not be affected by the fact that you have returned to your work after the notice of dismissal has been given.

13)
Following the Termination Date, you will not represent yourself as being in any way connected with the businesses of the Company or of its associated or subsidiary companies (except to the extent agreed by such a company).

14)	Other benefits to which you will be entitled are as follows:

(a)
Subject to you complying with the rules of any scheme from time to time in force, and to the Company being able to secure cover for you on reasonable terms, you will be eligible for private health insurance cover with an insurer selected by the Company (currently operated by VitalityHealth). Private medical cover will not extend into your retirement with the Company. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided.

(b)
Provided you satisfy the relevant statutory requirements and subject to its rules from time to time in force, you will be automatically enrolled into the Company's defined contribution retirement plan, the T. Rowe Price UK Retirement Scheme (the "Pension Scheme") from the date on which you meet the requirements or such later date notified to you. By signing this letter, you agree that the Company will act on your behalf in taking the steps necessary to enrol you in the Pension Scheme. Both you and the Company will make contributions into the Pension Scheme at the level notified to you by the Company from time to time in writing. Your contributions will be deducted from your pay and paid across to the Pension Scheme.

You are entitled to opt out of the Pension Scheme by giving notice. Further details will be provided to you following your enrolment in the Pension Scheme. If you cease to be a member of the Pension Scheme, the Company will not pay any further pension contributions in respect of you.

Should you decide to opt out of membership of the Pension Scheme or otherwise cease membership of the Pension Scheme the Company may be required by law to re-enrol you in an appropriate scheme. In these circumstances, subject to any statutory right you may have to opt-out, you will be required to make such contributions to that scheme as may be required by law from time to time.

The Company reserves the right to terminate its participation in the Pension Scheme, to amend the Pension Scheme or to substitute another pension scheme. There is no contracting-out certificate in force in relation to the State Second Pension.

(c)
The Company offers Permanent Health Insurance subject to the requirements of the Company insurers and subject to the Company's right to terminate your employment in accordance with your contract of employment. The terms upon which this insurance is provided and the level of cover will be in accordance with the Company policy, as in force from time to time. The Company reserves the right to amend or terminate this benefit at any time.

(d)	You will be covered by Death in Service benefit subject to the terms of the scheme from time to time in force.

Neither the Company, nor the trustees of the TRP UK Retirement plan are liable to provide any benefit until they have first received the sum from the insurer and you understand and agree that if the insurer fails or refused to provide you with any benefits under the insurance arrangement provided by the Company you will have no right of action against the Company in respect of such failure or refusal. Further details are attached in the TRP UK Retirement Plan Handbook. The Company reserves the right to amend or terminate this benefit at any time.

(e)
You will be eligible to participate in the Employee Stock Purchase Plan. Details of this plan are outlined in the plan prospectus as in force from time to time. The Company reserves the right to amend or terminate the Stock Purchase Plan at any time.

15)
The Company’s disciplinary rules and problem resolution procedures are detailed in the Associate Handbook. Please note that the disciplinary rules form part of your contract of employment but that the disciplinary and problem resolution procedures are non-contractual.

16)	It is a condition of employment that you comply at all times with all T. Rowe Price compliance procedures including T. Rowe Price Code of Ethics which incorporates the Associate Dealing Rules.

17)
During your employment with the Company and at any time after the termination thereof other than in proper performance of your duties hereunder you must not disclose to any other person any confidential information concerning the business or affairs of the Company or any of its associated or subsidiary companies or their clients. This clause is without prejudice to your rights under the Public Interest Disclosure Act 1998.

18)
Your contractual terms and conditions of employment are as set out in this letter and in the contractual sections of the Associate Handbook. These documents are a complete statement of your contractual terms and conditions and supersede any previous arrangements or understandings.

19)
Your employment will be based in the TRPIL London offices. However, in view of the nature of business, it may be necessary to assign you to different duties or transfer you to an alternative location. Should this arise then your manager will discuss the rationale with you.

20)
For sake of completeness, we ask you to note that there are no collective agreements directly affecting the terms and conditions of your employment with the Company and that this employment contract is not for either a temporary or fixed term.

21)	When your employment ends, or at any other time if you are requested to do so, you must return to the Company all property belonging or relating to the Company.

22)
Details of our policy on Data Protection are set out in the Associate Handbook. However, in order to process data about you, the Company needs your specific consent. Therefore, for the purposes of the Data Protection Act 1998 you give your consent to the holding and processing of personal data provided by you to the Company for all purposes relating to the performance of this Contract, including, but not limited to:

•	Administering and maintaining personnel records;

•	Paying and reviewing salary and other remuneration and benefits;

•	Providing and administering any benefits;

•	Undertaking performance appraisals and reviews;

•	Maintaining sickness and other absence records;

•	Taking decisions as to your fitness for work;

•
Providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

•	Providing information to future purchasers of the Company or for the business in which you work; and

•	Transferring information concerning you to a country or territory outside the EEA.

This contract supersedes and replaces all previous understandings, agreements or contacts, written or verbal, between the parties.

Please confirm your acceptance of these terms by signing and returning to us the duplicate of this letter.

Yours sincerely,

/s/ Deanna Fidler
Deanna Fidler
Chief Human Resources Officer

I accept these terms and employment with T. Rowe Price International under the terms and conditions stated above. I confirm that I have received and understood the terms set out in the Associate Handbook.

Signed:	/s/ Christopher Alderson	17 March 2016
	Christopher Alderson	Date